EXHIBIT 1.1
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               Asia Satellite Telecommunications Holdings Limited
                          [Chinese characters omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (Stock Code: 1135)

                        NOTICE OF ANNUAL GENERAL MEETING


NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of Asia Satellite Telecommunications Holdings Limited ([Chinese characters omitted]) (the "Company") will be held at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong on Friday, 18 May 2007 at 11:30 a.m. for the purpose of transacting the following businesses:

                                ORDINARY BUSINESS

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and Auditors of the Company for the year ended 31 December 2006.

(2) To declare a final dividend for the year ended 31 December 2006. (For details, please see Explanatory Note 4.1 in the Notice of AGM.)

(3)  To  re-elect   Directors   and   authorise  the  Directors  to  fix  their
     remuneration.

(4) To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.

                                SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)  "THAT:

     (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

     (B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

          (i)   a Rights Issue; or

          (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, pursuant to the Rules of the Company's Share Option Scheme; or

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          (iii) the exercise of rights of subscription or conversion  under the terms of any warrant issued by the Company or any securities which are convertible into Shares;

          shall not exceed the aggregate of:

          (a) 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

          (b) (if the Directors are so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution 5);

          and the said approval shall be limited accordingly; and

     (C)  for the purpose of Resolution 5:

          (i) "Relevant Period" means the period from (and including) the date of passing of this Resolution 5 until the earlier of:

                (a)  the conclusion of the next AGM of the Company;

                (b) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or by law to be held; and

                (c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

          (ii) "Rights Issue" means an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

          (iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6)  "THAT:

     (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase
          Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

     (B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue

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          as at the date of passing this  Resolution  6, and the said  approval shall be limited accordingly; and

     (C)  for the purposes of this Resolution 6:

          (i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

                (a)  the conclusion of the next AGM of the Company;

                (b) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or by law to be held; and

                (c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

          (ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Directors referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby approved and authorised."

(8) To consider and, if thought fit, pass the following resolutions (with or without modification) as a special resolution of the Company:

     "THAT, the existing Bye-laws of the Company be and are hereby amended in the following manner:

     (a)  WITH RESPECT TO BYE-LAW 108

          By deleting the existing Bye-law 108(A)(vii) in its entirely and substituting thereof the following new Bye-law 108(A)(vii):

          "if he shall be removed from office by ordinary resolution of the Company under Bye-law 116."

     (b)  WITH RESPECT TO BYE-LAW 116

          By deleting the existing Bye-law 116 in its entirely and substituting thereof the following new Bye-law 116:

          "The Company may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Bye-laws or in any agreement between the Company and such Director (but without prejudice to any claim which Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed."

The principal and branch registers of members will be closed from Friday, 11 May 2007 to Friday, 18 May 2007 both days inclusive.

                                                  By order of the Board
                                                        SUE YEUNG
                                                    COMPANY SECRETARY

Hong Kong, 26 April 2007

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EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

PROXY INFORMATION

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. COMPLETION AND RETURN OF A FORM OF PROXY WILL NOT PRECLUDE A MEMBER FROM ATTENDING IN PERSON AND VOTING AT THE MEETING OR ANY ADJOURNMENT THEREOF SHOULD HE SO WISH.

DIVIDENDS

3. The register of members of the Company will be closed from Friday, 11 May 2007 to Friday, 18 May 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, have to be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Thursday, 10 May 2007.

4. The Board has recommended a final dividend for the year ended 31 December 2006 (the "Final Dividend") of HK$0.27 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 22 May 2007 to those shareholders whose names appeared on the Company's register of members at 4:30 p.m. on 10 May 2007.

     4.1  PAYMENT OF FINAL DIVIDEND

          Reference is made to the joint announcement issued by the Company and AsiaCo Acquisition Ltd. (formerly known as Modernday Limited) in relation to the privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act of Bermuda dated 13 February 2007.

          The Board would like to bring to the attention of the shareholders of the Company that the final dividend for the financial year ended 31 December 2006 is declared by the Board subject to the following:

          (i) the amount of the final dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on or before 10 May 2007;

          (ii) the amount of the final dividend will be deducted from the Share Offer Price if the Scheme becomes effective after 10 May 2007;

          (iii) if the Scheme becomes effective and binding on or before 10 May 2007, the final dividend shall not be paid; and

          (iv) if the Scheme does not become effective, the dividend will be paid to shareholders of the Company on the register of members of the Company at 4:30 p.m. on 10 May 2007.

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DIRECTORS

5. In relation to Resolution 3 in the Notice regarding re-election of Directors, Mr. DING Yu Cheng, Mr. JU Wei Min, Mr. KO Fai Wong, Mr. MI Zeng Xin, Mr. James WATKINS, Mr. Ronald HERMAN, Mr. John CONNELLY, Mr. Mark CHEN and Ms. Nancy KU retire at the AGM by rotation pursuant to the Company's Bye-laws and, being eligible, offer themselves for re-election. The re-election of these retiring Directors will be individually voted on by Shareholders.

6. The qualifications, previous experience and length of service with the Company of all the Directors who stand for re-election at the AGM are set out below in paragraphs 8.1 to 8.9 of this Notice.

7. The amount of emoluments paid for the year ended 31 December 2006 to each of the Directors who stands for re-election at the AGM are set out in note 20 to the consolidated financial statements.

8. Other biographical details of each of the Directors who stand for re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph 8 and in paragraphs 5 to 7 above, there are no other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for re-election at the AGM.

     8.1  MR. DING YU CHENG

          DING Yu Cheng, aged 41, was appointed a Non-executive Director of the Company on 15 January 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC engaging in securities and investment banking business. He has been an Independent Non-executive Director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburg and a Doctor of Philosophy degree in Economics from Tsinghua University.

     8.2  MR. JU WEI MIN

          JU Wei Min, aged 44, was appointed a Non-executive Director of the Company on 12 October 1998. He is the Director and Chief Financial Officer of CITIC. He is also a Non-executive Director of CITIC International Financial Holdings Limited and a director of CITIC Ka Wah Bank. He holds a Bachelor degree and Master degree in Economics.

     8.3  MR. KO FAI WONG

          KO Fai Wong, aged 58, was appointed a Non-executive Director of the Company on 11 March 2004. He is the Deputy General Manager of CITIC United Asia Investments Limited, a wholly-owned subsidiary of CITIC in Hong Kong and had over 20 years' experience in banking and finance before joining CITIC. He holds a Bachelor and a Master degree in Business Administration.

     8.4  MR. MI ZENG XIN

          MI Zeng Xin, aged 56, was appointed a Non-executive Director of the Company on 28 February 2001. Since then, he acted as Deputy Chairman (2001-2002), Chairman (2003-2004), and Deputy Chairman (2005-2006) of
          the Board on a rotational basis, biennially. For the current term (2007-2008), he acts as Chairman. He is an Executive Director and Vice President of CITIC. Prior to his appointment to the present position, he held executive management positions with various subsidiaries of CITIC and was the Chief Executive Officer of CITISTEEL in the United States from 1992 to 1997. He is also Chairman

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          of the Board of CITIC USA Holdings,  CITIC  Australia Pty Limited and
          Karazhanbasmunai JSC and an Executive Director of CITIC Resources Holdings Limited in Hong Kong. He joined CITIC in 1985 and holds a Master of Science degree.

     8.5  MR. JAMES WATKINS

          James WATKINS, aged 61, was appointed an Independent Non-executive Director of the Company on 30 June 2006. He qualified as a solicitor in 1969 and was for 20 years a Partner in Linklaters, a leading international English law firm. From 1997 to 2003, he was a Director and General Counsel of the Jardine Matheson Group in Hong Kong. He is a non-executive director of a number of Hong Kong and overseas listed companies. He holds a degree in Law from The University of Leeds, United Kingdom.

     8.6  MR. RONALD HERMAN

          Ronald HERMAN, aged 44, is the President and CEO of GE Commercial Finance - Equity, and Vice President of GECC. Since May 2003, he has been the President and CEO of GE Commercial Finance - Equity. Prior to this role, Mr. HERMAN spent 10 years, starting in January 1993, in GEC's headquarters as the General Manager of Mergers and Acquisitions. He has worked for GEC for 23 years, his entire business career. He has not, other than ValueVision Media, Inc. (also known as ShopNBC TV) in the last three years, held any other directorships in any other listed public companies.

     8.7  MR. JOHN CONNELLY

          John CONNELLY, aged 63, served with GEC for over 37 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007. He has not, other than SES, in the last three years, held any other directorships in any other listed public companies.

     8.8  MR. MARK CHEN

          Mark CHEN, aged 32, is the Managing Director of GE Commercial Finance
          - Equity, Asia Pacific. Since June 2006, he has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance - Equity. Prior to this role, he held positions as an Associate, Assistant Vice President, Vice President and Senior Vice President in GE Commercial Finance - Equity. He has worked for GEC for seven years. He has not, in the last three years, held any directorships in any other listed public companies.

     8.9  MS. NANCY KU

          Nancy KU, aged 50, is the President and CEO, Asia Pacific of GE Commercial Finance - Corporate Financial Services and has held this position since March 2006. Prior to this role, she was the Managing Director, Asia Pacific of GE Equity. She has worked for GEC for eight years. She has not, in the last three years, held any directorships in any other listed public companies.

AUDITORS' REMUNERATION

9. In relation to Resolution 4 in the Notice regarding the authorisation of Directors to fix auditors' remuneration, Shareholders should note that, in practice, the amount of auditors' remuneration for the year 2007 audit cannot be determined at the beginning of the financial year. This is because auditors' remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during the year.

10. In order to be able to charge the amount of auditors' remuneration as operating expenses for the year ending 31 December 2007, Shareholders'

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     approval to delegate the  authority to the  Directors to fix the auditors'
     remuneration for the year ending 31 December 2007 is required at the AGM.

11. The work of the auditors and the amount of remuneration paid to the auditors for the year 2006 audit has been reviewed by the Audit Committee. The approved amount of auditors' remuneration and fees paid to the auditors for non-audit services are disclosed on page 30 of Company's Annual Report 2006. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

SHARE REPURCHASE MANDATE

12. In relation to the general mandate referred to in Resolution 6 in the Notice, an Ordinary Resolution was passed at the AGM on 19 May 2006 giving a general mandate to the Directors to repurchase shares of the Company on the Stock Exchange representing up to 10% of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders' attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on the Share Repurchase Mandate which is sent to Shareholders together with the Notice.

RIGHT TO DEMAND A POLL

13. Pursuant to Article 78 of the Bye-law of the Company, every resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

     (a)  by the Chairman of the meeting; or

     (b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

     (c) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

     (d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

     Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

AMENDMENT OF BYE-LAWS

14. The Stock Exchange has amended the Listing Rules to the effect that a Director may be removed by an ordinary resolution in general meeting and also to reflect the corresponding requirement in the Companies Ordinance. Such new amendment came into effect on 1 March 2006.

     At the AGM, the Directors wish to seek the approval from Shareholders for the amendment of the Bye-laws to conform with the above amended Listing Rules. The full text of the proposed amendment to the Bye-laws is set out in proposed Resolution No. 8 in the notice of the AGM.

     As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. MI Zeng Xin (CHAIRMAN)                Mr. Ronald HERMAN (DEPUTY CHAIRMAN)
Mr. DING Yu Cheng                         Mr. John CONNELLY
Mr. KO Fai Wong                           Mr. Mark CHEN
Mr. JU Wei Min                            Ms. Nancy KU

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Professor Edward CHEN                     Mr. Robert SZE
Mr. James WATKINS